SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)*

                          John Wiley & Sons, Inc.
                             (Name of Issuer)

             Class A Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 968223206
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 22, 1999
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,118,023 shares, which constitutes approximately 12.3% of the 25,380,212 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 25,379,412 shares outstanding.

1.  Name of Reporting Person:

    The Bass Management Trust

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: 00 - Trust Funds

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 1,375,732 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,375,732 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,375,732


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.4%


14. Type of Reporting Person: 00 - Trust

----------
(1) Power is exercised through its sole trustee, Perry R. Bass.

1.  Name of Reporting Person:

    Perry R. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 1,375,732 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,375,732 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,375,732 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.4%


14. Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.  Name of Reporting Person:

    Nancy L. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,375,732 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.4%


14. Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass
    Management Trust.

1.  Name of Reporting Person:

    Lee M. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only

4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 1,375,732
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,375,732
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,375,732

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.4%


14. Type of Reporting Person: IN

1.  Name of Reporting Person:

    Thomas M. Taylor & Co.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: Working Capital

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 18,200 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 18,200 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    18,200

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): <0.1%


14. Type of Reporting Person: CO

----------
(1) Power is exercised through its President and sole Director, Thomas M. Taylor.

1.  Name of Reporting Person:

    Trinity I Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 305,600 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 305,600 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    305,600 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): 1.2%


14. Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, TF
    Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio
    Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.

1.  Name of Reporting Person:

    TF Investors, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 305,600 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 305,600 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    305,600 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 1.2%


14. Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity
    Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity
    I Fund, L.P., which is the sole stockholder of Portfolio
    Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.

1.  Name of Reporting Person:

    Trinity Capital Management, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /
3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 305,600 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 305,600 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    305,600 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): 1.2%


14. Type of Reporting Person: CO

----------
(1) Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF
    Investors, L.P., which is the sole general partner of Trinity
    I Fund, L.P., which is the sole stockholder of Portfolio
    Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.

1.  Name of Reporting Person:

    Thomas M. Taylor

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /  /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 327,359 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 327,359 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    327,359 (1)(2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): 1.3%


14. Type of Reporting Person: IN

----------
(1) With respect to 305,600 shares, solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.

(2) With respect to 18,200 shares, solely in his capacity as President and sole Director of Thomas M. Taylor & Co.

1.  Name of Reporting Person:

    Portfolio I Investors, L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: OO-Partnership Contributions

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 305,600 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 305,600 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    305,600

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): 1.2%


14. Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.  Name of Reporting Person:

    Portfolio Associates, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                      (a) /   /

                                                      (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e):
                                                      /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 305,600 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 305,600 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    305,600 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:

                                                      /   /

13. Percent of Class Represented by Amount in Row (11): 1.2%


14. Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio I Investors, L.P.

1.  Name of Reporting Person:

    William P. Hallman, Jr.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 12,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 12,000
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    12,800 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1% (2)


14. Type of Reporting Person: IN

----------
(1) Assumes the conversion of 800 shares of the Issuer's Class B
    Common Stock into 800 shares of the Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,380,212 shares of the Stock outstanding.

1.  Name of Reporting Person:

    Peter Sterling

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 16,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 16,000
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    16,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1%


14. Type of Reporting Person: IN

1.  Name of Reporting Person:

    John L. Marion, Jr.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 4,400
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,400
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    4,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1%


14. Type of Reporting Person: IN

1.  Name of Reporting Person:

    A. A. Butler

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,000
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    4,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1%


14. Type of Reporting Person: IN

1.  Name of Reporting Person:

    Thomas W. Briggs

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 2,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,000
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    2,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1%


14. Type of Reporting Person: IN

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No.
8 dated July 11, 1994 and Amendment No. 9 dated December 5, 1994 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

    Item 2 is hereby partially amended by adding at the end thereof the following:

    D. Bratton, Foundation, A. Bratton and Pound no longer shall be Reporting Persons for purposes of this and all future filings on
Schedule 13D.

    For purposes of this and future filings, Thomas M. Taylor & Co. ("Taylor & Co."), Trinity I Fund, L.P. ("TIF"), TF Investors, L.P. ("TFI"), Trinity Capital Management, Inc. ("TCM"), Portfolio I Investors, L.P. ("PII") and Portfolio Associates, Inc. ("PA") are joining in the Schedule 13D as Reporting Persons.

    Taylor & Co.

    Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Taylor & Co. are as follows:


                    RESIDENCE OR            PRINCIPAL OCCUPATION
    NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor   201 Main Street          President of
                   Suite 3200                 Taylor & Co.
                   Fort Worth, Texas 76102

W. R. Cotham       201 Main Street          Vice President/
                   Suite 2600                 Controller of
                   Fort Worth, Texas 76102    Bass Enterprises
                                              Production Co.
                                              ("BEPCO")

    TIF

      TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

    TFI

    TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

    TCM

    TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                    RESIDENCE OR            PRINCIPAL OCCUPATION
    NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor   See answers above.       See answers above.

W. R. Cotham       See answers above.       See answers above.


    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    TMT

    See answers above.

    PII

    PII is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PII, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of PII, is set forth below.

    PA

    PA is a Delaware corporation, the principal business of which is serving as the sole general partner of PII and other affiliated limited partnerships. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                   RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                    BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor   See answers above.            See answers above.

W. R. Cotham       See answers above.            See answers above.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 hereby is amended in its entirety to read as follows:

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS        AMOUNT OF FUNDS

    BMT             Trust Funds(1)         $12,742,981.36

    PRB             Not Applicable         Not Applicable

    NLB             Not Applicable         Not Applicable

    LMB             Personal Funds(2)      $12,742,981.36

    Taylor & Co.    Working Capital(3)     $   268,677.50

    TIF             Not Applicable         Not Applicable

    TFI             Not Applicable         Not Applicable

    TCM             Not Applicable         Not Applicable

    TMT             Not Applicable         Not Applicable

    PII             Other (4)              $ 7,330,550.78

    PA              Not Applicable         Not Applicable

    WPH             Personal Funds(2)      $   138,000.00

    STERLING        Personal Funds(2)      $   173,000.00

    MARION          Personal Funds(2)      $    47,575.00

    BUTLER          Personal Funds(2)      $    43,250.00

    BRIGGS          Personal Funds(2)      $    21,625.00

    (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (4) Contributions from partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

    (a)

    BMT

    The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,375,732, which constitutes approximately 5.4% of the outstanding shares of the Stock.

    PRB

    Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,375,732 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

    NLB

    Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,375,732 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

    LMB

    The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,375,732, which constitutes approximately 5.4% of the outstanding shares of the Stock.

    Taylor & Co.

    The aggregate number of shares of the Stock that Taylor & Co.
owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,200, which constitutes less than 0.1% of the outstanding shares of the Stock.

    TIF

    Because of its position as the sole stockholder of PA, which is the sole general partner of PII, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 305,600 shares of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

    TFI

    Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 305,600 shares of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

    TCM

    Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 305,600 shares of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

    TMT

    Because of his position as President and sole Director of Taylor & Co., and because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, and because of his individual ownership of 3,559 shares of Stock, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 327,359 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

    PII

    The aggregate number of shares of the Stock that PII owns beneficially, pursuant to Rule 13d-3 of the Act, is 305,600, which constitutes approximately 1.2% of the outstanding shares of the Stock.

    PA

    Because of its position as the sole general partner of PII, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 305,600 shares of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

    WPH

    The aggregate number of shares of the Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,800, which constitutes less than 0.1% of the 25,380,212 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

    STERLING

    The aggregate number of shares of the Stock that Sterling owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

    MARION

    The aggregate number of shares of the Stock that Marion owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

    BUTLER

    The aggregate number of shares of the Stock that Butler owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

    BRIGGS

    The aggregate number of shares of the Stock that Briggs owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

    To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item
2 herein is the beneficial owner of any shares of the Stock.

    (b)

    BMT

    Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,375,732 shares of the Stock.

    PRB

    In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,375,732 shares of the Stock.

    NLB

    NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    LMB

    LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,375,732 shares of the Stock.

    Taylor & Co.

    Acting through its President and sole Director, Taylor & Co.
has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,200 shares of the Stock.

    TIF

    As the sole stockholder of PA, which is the sole general partner of PII, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,600 shares of the Stock.

    TFI

    As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,600 shares of the Stock.

    TCM

    As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,600 shares of the Stock.

    TMT

    As the President and sole Director of Taylor & Co., and as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, and as the individual owner of 3,559 shares of the Stock, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 327,359 shares of the Stock.

    PII

    Acting through its sole general partner, PII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,600 shares of the Stock.

    PA

    As the sole general partner of PII, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,600 shares of the Stock.

    WPH

    WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,000 shares of the Stock.

    STERLING

    Sterling has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 shares of the Stock.

    MARION

    Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,400 shares of the Stock.

    BUTLER

    Butler has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Stock.

    BRIGGS

    Briggs has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 shares of the Stock.

    (c) In the past 60 days, PII has purchased shares of the Stock in over-the-counter transactions on NASDAQ, as follows:

    DATE          NO. OF SHARES       PRICE
                  PURCHASED         PER SHARE

    03/08/99       10,000            $40.55
    03/22/99       40,000             39.80
    03/23/99       40,000             38.94

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 --    Agreement pursuant to Rule
                       13d-1(k)(1)(iii), previously filed.

    Exhibit 99.2 --    Letter to the President and Chief
                       Executive Officer of the Issuer,
                       previously filed.

    Exhibit 99.3 --    Letter to the President and Chief
                       Executive Officer of the Issuer,
                       previously filed.

    Exhibit 99.4 --    Press Release issued by the Issuer,
                       previously filed.

    Exhibit 99.5 --    Power of Attorney of A. A. Butler,
                       previously filed.

    Exhibit 99.6 --    Power of Attorney of John Pound,
                       previously filed.

    Exhibit 99.7 --    Agreement pursuant to Rule
                       13d-1(k)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:  March 24, 1999

                           /s/W. R. Cotham
                           W. R. Cotham,
                           Attorney-in-Fact for:

                                 THE BASS MANAGEMENT TRUST (1)
                                 PERRY R. BASS (2)
                                 NANCY L. BASS (3)
                                 LEE M. BASS (4)
                                 THOMAS M. TAYLOR (5)
                                 WILLIAM P. HALLMAN, JR.(6)
                                 PETER STERLING (7)
                                 JOHN L. MARION, JR. (8)
                                 A. A. BUTLER (9)
                                 THOMAS W. BRIGGS (10)


                           TRINITY I FUND, L.P.,
                           a Delaware limited partnership

                           By:   TF INVESTORS, L.P.,
                                 a Delaware limited partnership,
                                 General Partner

                           By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                 a Delaware corporation,
                                 General Partner


                           By: /s/ W. R. Cotham
                              W. R. Cotham, Vice President


                           TF INVESTORS, L.P.,
                           a Delaware limited partnership

                           By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                 a Delaware corporation,
                                 General Partner


                           By: /s/ W. R. Cotham
                              W. R. Cotham, Vice President


                           TRINITY CAPITAL MANAGEMENT, INC.,
                           a Delaware corporation


                           By: /s/ W. R. Cotham
                              W. R. Cotham, Vice President


                           PORTFOLIO I INVESTORS, L.P.,
                           a Delaware limited partnership

                           By: PORTFOLIO ASSOCIATES, INC.,
                               a Delaware corporation,
                                  General Partner


                           By: /s/ W. R. Cotham
                               W. R. Cotham, Vice President


                           PORTFOLIO ASSOCIATES, INC.,
                           a Delaware corporation

                           By: /s/ W. R. Cotham
                              W. R. Cotham,
                              Vice President


                           THOMAS M. TAYLOR & CO.,
                            a Texas corporation

                           By:  /s/W.R. Cotham
                                 W.R. Cotham,
                                 Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of A. A. Butler is being filed herewith.

(10)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

   Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(k)(1)(iii),
                     previously filed.

   Exhibit 99.2 --   Letter to the President and Chief Executive
                     Officer of the Issuer, previously filed.

   Exhibit 99.3 --   Letter to the President and Chief Executive
                     Officer of the Issuer, previously filed.

   Exhibit 99.4 --   Press Release issued by the Issuer,
                     previously filed.

   Exhibit 99.5 --   Power of Attorney of A. A. Butler, previously
                     filed.

   Exhibit 99.6 --   Power of Attorney of John Pound, previously
                     filed.

   Exhibit 99.7 --   Agreement pursuant to Rule 13d-1(k)(1)(iii),
                     filed herewith.